UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment ___)*



                             SPACEHAB, Incorporated
                       -----------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    846243103
             -------------------------------------------------------
                                 (CUSIP Number)


                                  May 11, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 pages)

CUSIP No. 846243103

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ore Hill Hub Fund Ltd.

Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                       0
Shares
Beneficially               6.  Shared Voting Power               674,714
Owned by
Each Reporting             7.  Sole Dispositive Power                  0
Person With
                           8.  Shared Dispositive Power          674,714

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

674,714

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See instructions)                                                           [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

5.34%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

 OO

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                              (Page 2 of 6 pages)

CUSIP No. 846243103

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ore Hill Partners LLC

Tax I.D. 03-0420197
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                       0
Shares
Beneficially               6.  Shared Voting Power               674,714
Owned by
Each Reporting             7.  Sole Dispositive Power                  0
Person With
                           8.  Shared Dispositive Power          674,714

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

674,714

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See instructions)                                                           [ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

5.34%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

 IA

--------------------------------------------------------------------------------

                              (Page 3 of 6 pages)

Item 1.
              (a)   Name of Issuer:
                    SPACEHAB, Incorporated

              (b)   Address of Issuer's Principal Executive Offices:
                    12130 Highway 3, Building 1, Webster, Texas 77598-1504

Item 2.
              (a)   Name of Persons Filing:

                    This Statement relates to shares held by Ore Hill Hub Fund Ltd. ("OH Hub Fund"). Ore Hill Partners LLC ("OH Partners") is the investment manager of the OH Hub Fund. Accordingly, OH Hub Fund and OH Partners may each be deemed to have voting and dispositive power with respect to the shares reported herein.

              (b)   Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of: (i) OH Hub Fund is c/o Bank of Butterfield International (Cayman) Ltd., P.O. Box 705 GT, Butterfield House, 68 Fort Street, Grand Cayman, Cayman Islands, and (ii) OH Partners is 444 Madison Avenue, 12th Floor, New York, New York 10022.

              (c) Citizenship: OH Hub Fund is a Cayman Islands limited company. OH Partners is a Delaware limited liability company.

              (d)   Title of Class of Securities:

                    Common Stock, no par value

              (e)   CUSIP Number:

                    846243103
Item 3.

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership.

         (a) Amount beneficially owned: 674,714  shares held by OH Hub Fund.
         (b) Percent of class: 5.34%.
         (c) Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote:     0    .
                                                              ---------
              (ii)  Shared power to vote or to direct the vote:  674,714 shares.
                                                                 --------------
              (iii) Sole power to dispose or to direct the disposition of:
                         0    .
                    ---------
              (iv)  Shared power to dispose or to direct the disposition of:
                    674,714 shares.
                    --------------


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                              (Page 4 of 6 pages)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10.  Certification.

         (b) This Schedule 13G is being filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 18, 2005


                                          ORE HILL PARTNERS LLC,
                                             individually and on behalf of
                                          ORE HILL HUB FUND LTD.



                                          By: /s/ BENJAMIN NICKOLL
                                              ---------------------------------
                                              Name: Benjamin Nickoll
                                              Title: Managing Member


                                  Exhibit Index
                                  -------------

Exhibit                                                                 Page No.
-------                                                                 --------

A.          Joint Filing Agreement, dated May 18, 2005, by and             6
            between Ore Hill Hub Fund Ltd. and Ore Hill Partners LLC


                              (Page 5 of 6 pages)

                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SPACEHAB, Incorporated dated May 18, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                               May 18, 2005


                                               ORE HILL PARTNERS LLC,
                                                  individually and on behalf of
                                               ORE HILL HUB FUND LTD.



                                               By: /s/ BENJAMIN NICKOLL
                                                   -----------------------------
                                                   Name: Benjamin Nickoll
                                                   Title: Managing Member

                              (Page 6 of 6 pages)